April 17, 2012

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HDFC Bank Limited
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed September 30, 2011
File No. 001-15216

Dear Ms. Stephanie J. Ciboroski:

We have reviewed your comments contained in your letter dated April 3, 2012 relating to our response letter dated March 26, 2012 pertaining to the annual report on Form 20-F (the “2011 20-F”) of HDFC Bank Limited (the “Bank” or “we”) and have enclosed our responses to these further comments. For your convenience, we have included your comments in this response letter followed by our response. Where indicated, we will revise our future Form 20-Fs, so long as it remains accurate and appropriate to do so.

In connection with responding to the Staff’s comments, the Bank hereby acknowledges that

•	The Bank is responsible for the adequacy and accuracy of the disclosures in its filings;

•

The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Bank’s filings; and

•	the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our attorney, Christine Raglan, Cravath, Swaine & Moore LLP (212-474-1678 (ph); 212-474-3700 (fax); craglan@cravath.com) with any questions you may have about our responses.

Sincerely,

/s/ Sashi Jagdishan
Sashi Jagdishan
Group Head Finance

Form 20-F for Fiscal Year Ended March 31, 2011

Top Ten Non-Performing Loans, page 67

1.	Please refer to our prior comment seven in our letter dated February 27, 2012. We note your helpful proposed disclosure revisions. For the purpose of clarity and so a reader can understand your potential exposure should cash flows change for one or more of your material non-performing loans, please revise to disclose either the total collateral value available for these loans, or the value of the collateral that relates to your percentage or range of percentages.

Response to Comment 1

In response to the Staff’s comment the Bank advises that in the table for top ten non- performing loans we will disclose our share in the total collateral value and accordingly in future filings we will revise our disclosure on page 67 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Top Ten Non-Performing Loans

As of March 31, 2011, we had 110 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 30.7% of our gross non-performing loans and 0.4% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth ~~the range of our share in the collateral for different types of facilities along with~~ our ~~weighted average~~ share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. Only in respect of borrower 5 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2011 the fair value of the collateral and our share thereof exceeds the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2011 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collaterals and our share thereof, the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	At March 31, 2011
					~~Collateral-our share~~
	Industry	Type of banking arrangement	Gross principal outstanding	Principal outstanding net of allowance for credit losses	~~Range~~		~~Weighted average share in of  collateral value~~		Our share in collateral value		Currently servicing all interest payments
			(in millions)		~~(in percentages)~~		~~(in percentages)~~		(in millions)
Borrower 1	Wholesale /Retail Trade	Multiple	Rs.1,487.7	Rs. —	~~11.9% to 19.0~~	~~%~~	—	~~*~~	Rs.	—	No
Borrower 2	NBFC / Financial Intermediaries	Consortium	783.3	192.7	—		—			—	Yes
Borrower 3	NBFC / Financial Intermediaries	Multiple	733.3	33.8	—		—			—	Yes
Borrower 4	Food and Beverage	Consortium	665.3	609.5	~~2.3% to 57.4~~	~~%~~	~~31.9~~	~~%~~		1,046.1	No
Borrower 5	Wholesale / Retail Trade	Consortium	571.7	208.8	~~5.8% to 100~~	~~%~~	~~7.9~~	~~%~~		911.5	No
Borrower 6	NBFC / Financial Intermediaries	Consortium	561.0	125.8	—		—			—	Yes
Borrower 7	Mining and Minerals	Multiple	504.4	18.2	~~5.0~~	~~%~~	~~5.0~~	~~%~~		152.4	No
Borrower 8	Drugs and Pharmaceuticals	Consortium	373.2	313.4	~~5.7~~	~~%~~	~~5.7~~	~~%~~		353.4	Yes
Borrower 9	Textiles & Garments	Multiple	362.5	18.3	~~10.8~~	~~%~~	~~10.8~~	~~%~~		156.2	No
Borrower 10	Textiles & Garments	Consortium	309.3	87.0	~~7.3~~	~~%~~	~~7.3~~	~~%~~		661.5	No

			Rs.6,351.7	Rs.1,607.5

*	~~Collateral value determined to be Nil~~

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(i) Allowance for Credit Losses, page F-11

2.	Please refer to our prior comment ten. We note your proposed disclosure and that your defined delinquency levels at which you charge off your retail loans varies widely. To give a reader a clearer understanding of what types of loans are charged off at a particular delinquency level, please revise your disclosure on page 64 to provide this disclosure by major loan type (i.e. credit card, mortgage, etc.).

Response to Comment 2

In our future filings we will revise our disclosure on page F-11 to include defined delinquency levels for major loan type at which we charge off our retail loans as marked below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances ~~at defined delinquency levels~~ typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking. …

11. Loans, page F-23

3.	Please refer to our prior comment 11. We note your response, but it remains unclear how you considered all of the guidance in paragraphs 16 through18 in ASC 310-10-55. In particular, we note your consideration of common risk characteristics of your loan portfolio but could not locate any discussion about the level on which you monitor and assess these loans for credit risk. If you do not disaggregate this portfolio further for the purposes of monitoring credit risk or determining the appropriate level of allowance for loan losses, please clearly state that fact. If you do disaggregate this portfolio further, please clearly tell us how you considered the guidance in ASC 310-10-55-16(b).

Response to Comment 3

The Bank advises the Staff that credit risk monitoring and determination of appropriate level of allowance is undertaken at the aggregated level disclosed for wholesale loans and retail loans except for loans relating to housing and commercial vehicle and construction equipment (aggregated as other retail loans). Housing and commercial vehicle and construction equipment consisted of approximately 7.1% and 6.7%, respectively of our total loan balance as of March 31, 2010 and 8.7% and 7.0%, respectively of our total loan balance as of March 31, 2011. As described in the prior response letter dated March 26, 2012, these loans were aggregated because these loan types were secured, had similar geographical distribution, had similar collection experiences and we use similar credit quality indicators for monitoring credit risk. Although similar credit quality indicators are used, housing and commercial vehicle and construction equipment were monitored and assessed separately for the purposes of performance, credit risk and determination of allowances.

The Bank has reassessed the level of aggregation of the retail loan portfolio and we propose to revise our future filings on page F-23 (as marked below so long as it remains accurate and appropriate to do so) to disaggregate and disclose housing loans and commercial vehicle and construction equipment as separate classes of loan receivables. Additionally, as a result of this disaggregation we intend to also make conforming revisions in our future filings to the other related disclosures in our consolidated financial statements.

Revised Disclosure

11. Loans

Loan balances include Rs.40,000.0 million and Rs.54,698.1million as of March 31, 2010 and March 31, 2011, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2010 and March 31, 2011 were as follows:

	As of March 31,
	2010		2011		2011
	(In millions)
Retail loans:
Auto loans	Rs.	197,507.7	Rs.	257,670.2	US$	5,785.1
Personal loans/ Credit cards		129,413.1		158,283.2		3,553.7
Retail business banking		144,733.7		207,975.5		4,669.4
Commercial vehicle and construction equipment finance		94,205.1		143,962.0		3,232.2
Housing loans		87,887.0		115,322.9		2,589.2
Other retail loans		~~261,329.7~~79,237.6		~~356,215.7~~96,930.8		~~7,997.8~~2,176.4

Subtotal	Rs.	732,984.2	Rs.	980,144.6	US$	22,006.0

Wholesale loans	Rs.	587,956.8	Rs.	668,605.7	US$	15,011.3

Gross loans		1,320,941.0		1,648,750.3		37,017.3
Less: Allowance for credit losses		23,760.6		25,894.3		581.4

Total	Rs.	1,297,180.4	Rs.	1,622,856.0	US$	36,435.9

4.	Please refer to our prior comment 12. We note in your response that loan to value ratios are only considered to be a credit quality indicator for loans against securities. We also note on page 71 where you discuss your process for estimating the allowance for loan losses for retail loans that you disclose a loan to value measure for a majority of your mortgages. Given this disclosure and the information included in your response, it is unclear if you monitor loan to value data on an ongoing basis for your mortgages, and if so, the extent to which you consider this information when determining an appropriate level of allowance for loan losses. Please revise your disclosure in future filings to address the following:

•

State whether the 75% loan to value related to the majority of your mortgages is the loan to value upon origination or the updated loan to value at the reporting date. If it is the loan to value upon origination, please state that fact, and please revise your disclosure in future filings to disclose an updated loan to value, if reasonably available, so a reader may understand significant trends in your loan portfolio.

•

Discuss whether you monitor the loan to value related to your mortgages or any other type of retail loan with loan to value ratios on a regular basis. If not, please clearly disclose that fact. If so, please also disclose that fact and tell us why you do not believe this constitutes a credit quality indicator.

Response to Comment 4

The Bank advises the Staff that approval of mortgage loans is primarily based on our assessment of the credit worthiness of the customer and the customer’s ability to pay the equated monthly installments. The loan to value ratios are used as an additional criteria to determine the amount of loan to be extended i.e. the amount of loan extended may be restricted to a certain percentage of the value of the property even when the customer based on credit worthiness may be eligible for a higher loan amount.

The Bank considers number of days past due as a credit quality indicator for the mortgage loans and determines the allowance for loan loss based on the past due status of the loans.

The Bank further advises the Staff that the loan to value ratio mentioned on page 71 of 2011 20-F indicates the loan to value ratio upon origination. We do not update the loan to value ratio for mortgage loans or other type of retail loans periodically (except loans against securities as mentioned in our previous response to comment number 12 dated March 26, 2012) because there is no organized market for purchase and sale of properties in India and as a consequence quotes available are generally either placed by brokers on behalf of the sellers or purchasers and may not be available for all the mortgage loans. The Bank has a process of cross checking valuation of properties on a sample basis by registered valuation specialists and typically the property values have been higher than that at loan origination. In India property values have generally increased in the last ten years as a result of the continuing growth in the Indian economy. Therefore, in view of the increase in property values in India resulting from the growing economic environment and the cost in obtaining periodic valuation from registered valuation specialists, loan to value ratios are not considered as a credit quality indicator.

In our future filings we will revise our disclosure on page 71 as below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Allowance for Loan Losses

Our allowance for credit losses is based on our best estimate of losses inherent in our loan portfolio and consists of our allowances for retail loans and wholesale loans.

Retail Loans

We establish specific and unallocated allowances for our retail loans. We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and~~,~~ the nature of the security available. ~~and~~ Additionally the Bank monitors loan-to-value ratios for loan against securities. The loans are charged off against allowances at defined delinquency levels. We also establish unallocated allowances for each of our retail loan products. Our methodology for calculation of unallocated allowances for our retail lending book is based on a flow-rate model with an observation period of the last 12 to 36 months.

Our flow rate model reflects any recent deterioration that might have occurred due to either macro-economic changes or any other changes specific to the product or segment. We do not enter into any risk mitigation transactions such as insurance arrangements, credit default agreements or credit derivatives for our retail loans. More than half of our retail exposures are through standard fixed rate equated monthly installment based repayments, where the customer repays the loan amount gradually over the tenor of the loan. We also have some exposures through overdraft facilities and through credit cards. Most of our mortgage loans are based on floating rates of interest and exclude product offerings which may have option adjustable rate mortgage products, high loan to value mortgages or junior liens. Our exposures are primarily to the prime retail segment and we do not extend loans to what would be regarded as the ‘sub-prime’ segment in the Indian market context. ~~A majority of our mortgages are at loan to values (LTVs) of below 75%.~~

The estimation for allowances is done separately…………

34. Business Combinations, page F-56

5.	Please refer to prior comment 14. It is still not entirely clear how you separated the cash flows used in the valuation of the branch network intangible asset from the cash flows considered in valuing certain of the other assets in the acquisition. In your response to our prior comment four in our letter dated June 24, 2011, you state that you used the income approach to determine the cash flows used to value the branch network intangible by “considering what could be the probable maintainable income that a market participant could earn because of the benefit of having these branches/relationships in place.” It would seem that these cash flows would contemplate income that a market participant would expect to receive, which would include both the current revenue streams of CBoP as well as the incremental revenue streams related to new products similar to those you consider in your customer list intangible, such as credit and debit cards, custody and depository services, services related to payment and collection of taxes and sale of gold and silver bars. In your response to our prior comment 14 in our letter dated February 27, 2012, you stated that you determined the value of the customer list by the cost approach, which appeared to consider cash flows you would expend to get access to those customers. It remains unclear how these valuation techniques are not capturing overlapping value. In your letter dated August 10, 2011, you stated that you excluded the value of the customer list from the value of the branch network intangible in the definitions of the respective assets, but you did not explain how it was excluded in your description of the respective valuation techniques. Please tell us, and disclose in future filings, the following:

•

Clarify how the cash flows related to the “probable maintainable income that a marketplace participant could earn because of the benefit of the branches” were determined. As part of your response, please clarify how the income was separate and distinct from the cash flows that would have been considered in the valuation of existing loans, the customer list intangible and the core deposit intangible.

•	Discuss the nature of the costs that were factored into the valuation of the branch network intangible.

•

Your response indicates that RBI’s policy for opening of branches is tightly regulated. Please clarify if you factored in the costs of any fees in obtaining the license into the valuation. Please also clarify if you factored in the costs to develop the branches into the valuation of the intangible, and if so, how you determined that was appropriate and separate and distinct from the premises and equipment recognized in the transaction.

Response to Comment 5

We determined the value of the Branch Network by considering the additional earnings that a marketplace participant could earn because of the benefit of the branches/ATMs by using the incremental earnings approach, i.e. subtracting the present value of the earnings (net of costs) that the Bank would have generated if the Bank had set up the branches/ATMs on its own (the “Hypothetical New Branch Network Earnings”) from the present value of the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”); such difference hereinafter referred to as the “Incremental Earnings”.

The difference between the present values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings was intended to capture the benefits that the Bank received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative obstacles to obtaining branch licenses imposed by the Reserve Bank of India (RBI) (there are no license fees).

Similar streams of revenues and operating costs (and therefore profits) from CBoP existing customer base and loan portfolio (net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The difference in the present values between the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings was attributable to the branch network intangible which as described in the preceding paragraph represents the benefit that the Bank received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative obstacles to obtaining branch licenses imposed by the Reserve Bank of India (RBI) (there are no license fees).

The basis of valuation of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings has been described below.

Calculation of Incremental Earnings

Hypothetical New Branch Network Earnings

First, the Bank calculated the earnings (net of costs) that the Bank would have generated if the Bank on its own had set up the branches/ATMs using the following estimates and assumptions:

•	It was estimated that the Bank would get licenses for 300 branches in the first year and 104 branches in the second year.

•

It was also estimated that there would be a waiting period of around 6-9 months from the date of which an application for a license was submitted to the receipt of a license from the Reserve Bank of India (RBI).

•

It was also estimated that it would require the market participant at least 3 years to break even and another 3 years to reach the scale of operations of CBoP. Therefore, the income statement was forecasted for next 6 years.

•

The income statement of the branch included revenues streams, such as net interest income and fee income, and costs, such as staff costs, rent and maintenance expenses, stationary and other administrative and general expenses.

•

Based on our experience, it was estimated that the market participant would incur some operating expenses prior to the commencement of branch operations, post receipt of licenses from RBI. These operating expenses include costs like electricity expenses, rent expenses, staff expenses and other general and administrative expenses.

•	The above estimated earnings did not include direct costs related to customer acquisition.

CBoP Branch Network Earnings

The Bank calculated earnings (net of costs) that were expected to be generated because of the acquisition of CBoP using the following estimates and assumptions:

•	The estimate was computed based on a forecast for 6 years so it would be directly comparable to the Hypothetical New Branch Network Earnings.

•	As at the date of acquisition CBoP had 404 branches.

•

The income statement of the branch included revenues streams, such as net interest income and fee income, and costs, such as staff costs, rent and maintenance expenses, stationary and other administrative and general expenses.

•	The above estimated earnings did not include direct costs related to customer acquisition.

The Bank then calculated the difference between the CBoP Branch Network Earnings and the Hypothetical New Branch Network Earnings, to which it adjusted the following to arrive at the Incremental Earnings which represented the value of the branch network intangible:

•	Operating expenditure for branches prior to operation.

•	Value of the offsite ATM network represented by the operating expenditure for offsite ATM’s prior to operation (explained below).

Offsite ATM Network

The Bank calculated the value of the offsite ATM network on the following basis:

•	As on the date of acquisition, CBoP had 111 offsite ATMs.

•	It was estimated that an RBI license for 111 ATMs could be obtained within a year and, therefore, it was assumed all of the 111 offsite ATMs could be set up in the first year.

•	There is a time lag between the date on which an application for a license is submitted to the RBI and the commencement of operations of an ATM.

•	Certain typical operating expenses are associated with the ATM prior to the commencement of operations. These include costs such as rent and electricity.

As explained earlier, the Incremental Earnings differential value intended to capture the “leapfrog” start up value of the CBoP branch network because of the timing advantage of buying a ready network as opposed to building a new one, and the advantage the Bank received in avoiding the difficulties and restrictions imposed by the Reserve Bank of India (RBI) on issuing branch licenses (there are no license fees) (For that reason, the branch network intangible is in a way akin to the branch license intangible).

Customer List Intangible

The Bank calculated the value of the customer list intangible using the following methodology / approach:

•	The Bank can use various channels to source customers for the Bank, such as for its products current accounts, savings accounts, salary accounts and high net worth accounts.

•

Customer list intangible direct costs related to customer acquisition, including staff cost/salaries, rent and maintenance, stationary, other administrative and general costs vary depending on the customer/product type.

•	The Bank used the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers.

There is no double count in the calculation of the value of the customer list intangible and the branch network intangible because:

•	Revenues from customers and products were not used to value the customer list. It was valued based on the cost approach.

•

The cost of fees/commission paid towards acquisition of customer associated with these branches, was excluded under both scenarios from the branch network intangible computation and separately assessed under customer list intangible.

•	Thus, the costs considered for valuation of customer list intangible were distinct from the Incremental Earnings considered for assessing branch network.

Core Deposit Intangible:

The Bank calculated the value of the core deposit intangible using the following methodology / approach:

•

The Bank used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source.

•	Only the core components of non-interest bearing deposits and low cost saving deposits were included.

•

Typically, the deposit base provides a value as a source of funds due to its low cost of funds. The realization of cost savings between the cost of deposits and the cost of alternative funding is the fundamental rationale in assuming deposit liabilities.

•

The existing core deposit base is comprised of individual accounts that are gradually closed out over time for a number of reasons, including mortality, migration, and changes in competitive services. The deposits erode over time and thus represent a “wasting” asset.

•	The asset arising from the core deposit base has a finite useful life that is a function of the life of the underlying deposits and the cost savings over that life.

•	The estimated annual attrition rates used in the valuation based on our past experience is 5 years for both current and savings bank accounts.

•	An alternate cost of funds is the cost of funds that will be charged for the balance of funds in the open market.

•	Cost of deposits includes interest cost and net maintenance cost. No interest expense has been considered for current deposit accounts.

There is no double count in the calculation of the value of the core deposit intangible and the branch network intangible because:

•	The cash flows for core deposit intangible represent the cost savings being the difference between the cost of funds on deposit and the cost of funds from an alternative source.

•

The cost of this alternative source of funds was not considered in earnings either in the Hypothetical Branch Network or the CBoP Branch Network in determination of the amount attributable to the branch network intangible.

Existing Loans and Premises and Equipment

As described in prior paragraphs, in determining the fair value of the branch network intangible the value of the existing loans, premises and equipment were included in both the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. As a result the carrying amounts of these assets did not affect the fair value computation of the branch network intangible and the fair values of existing loans and premises and equipment were separately identified and recognized.

In response to the Staff’s comment, we will revise in our future filings the disclosure on page F-17 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised disclosure

3. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2010 and the year ended March 31, 2011. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2010 and March 31, 2011:

	As of March 31, 2010			As of March 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Net carrying amount
				(In millions)
Branch network	Rs. 8,335.0	Rs.2,578.9	Rs.5,756.1	Rs. 8,335.0	Rs.3,967.4	Rs.4,367.6	US$	98.1
Customer list	2,710.0	2,517.0	193.0	2,710.0	2,710.0	—		—
Core deposit	4,414.0	1,638.6	2,775.4	4,414.0	2,520.7	1,893.3		42.5
Favorable leases	543.0	306.0	237.0	543.0	401.0	142.0		3.2

Total	Rs.16,002.0	Rs.7,040.5	Rs.8,961.5	Rs.16,002.0	Rs.9,599.1	Rs.6,402.9	US$	143.8

Branch network intangible represents the benefit that the Bank received through the acquisition of a ready branch network from CBoP as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that the Bank would have generated if the Bank had set up its own branches/ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the Networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that the Bank received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the Reserve Bank of India (RBI). The Bank calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. The Bank used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to the Bank and future economic benefit till the lease expiry……….